# INTERNATIONAL ASSETS ADVISORY, LLC

## REPORT ON REVIEW OF STATEMENT OF EXEMPTION
## OF BROKER DEALER

### Year Ended December 31, 2015

# CONTENTS

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**MOORE STEPHENS LOVELACE, P.A.**

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S
## REPORT ON REVIEW OF STATEMENT OF EXEMPTION OF BROKER DEALER

To the Board of Members of
International Assets Advisory, LLC
Orlando, Florida

We have reviewed management's statements, included in the accompanying Statement of Exemption to the Customer Protection Rule under SEC Rule 15c3-3, in which (1) International Assets Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Assets Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: 15c3-3(k)(2)(ii), (the "exemption provisions") and (2) International Assets Advisory, LLC stated that International Assets Advisory, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. International Assets Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Assets Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Moore Stephen Lovelace, P.A.*

**MOORE STEPHENS LOVELACE, P.A.**
Certified Public Accountants

Orlando, Florida
March 2, 2016



International Assets Advisory

International Assets Advisory, LLC
Exemption Report

**International Assets Advisory, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and

(2) The Company met the exemption provision throughout the most recent fiscal 2015, from January 1, 2015 to December 31, 2015 without exception.

**By:**____________________
David Weinberger
Chief Operating Officer
International Assets Advisory, LLC.

390 North Orange Avenue | Suite 750 | Orlando, Florida 32801
407-254-1500 | 800-432-0000 | Fax 407-254-1505
Member FINRA|SIPC